DC

No Act

P.E. 1-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047023

February 28, 2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/28/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by Martha Burk, Ph.D. We also have received a letter from the proponent dated January 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, NM 87048

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Corporate Sponsorships

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Martha Burk, Ph.D., and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proponent failed to establish eligibility to submit the proposal. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal was originally dated December 12, 2006, and was received in our office on December 13, 2006. By letter dated December 14, 2006 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proposal exceeded the 500 word limitation of Rule 14a-8(d) and that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

With respect to eligibility, our letter of December 14 specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date the proponent submits a proposal. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent must provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. As required by Rule 14a-8(f), we also advised the proponent that a response adequately correcting the identified problems must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our letter. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of deficiencies was delivered to the proponent on December 15, 2006. The 14th day after that date was December 29.

On December 18, 2006, the proponent emailed a revised proposal (included in Exhibit 1) with a reduced word count. However the proponent did not furnish proof of ownership until January 16, 2007, when the proponent faxed a letter (included in Exhibit 1) from the proponent's broker.

This electronic transmission was over two weeks after the applicable deadline. The proposal may therefore be omitted under Rule 14a-8(f).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James E. Parsons/clh

James Earl Parsons

JEP/clh
Enclosures

Proponent:

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, NM 87048

EXHIBIT 1

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, New Mexico 87048

December 12, 2006

Via Federal Express - Overnight Delivery

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Hubble:

As an ExxonMobil shareholder, I continue to be deeply concerned that our company advance its anti-discrimination goals, as articulated in the company anti-discrimination statement, in all ways. Corporate practices regarding company sponsorships and executive compensation, including perks and entertainment, play a key role in advancing or retarding the company's goal of racial and gender parity. Shareholders need to have a better understanding of how these goals are served through company expenditures. As a part of its deepening commitment to workplace diversity, I would like ExxonMobil to be a leader in publicly disclosing key information regarding company expenditures at or in conjunction with venues that discriminate against any group protected by the company's anti-discrimination statement.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 2435 shares of ExxonMobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am the lead filer of this proposal, which I expect will be co-filed by others. The proposal asks the Board of Directors to prepare a report on the expenditure of company funds for sponsorships and executive perks, including entertainment at or in conjunction with venues with policies or practices of discrimination, and to provide background context by commenting on recent trends in such expenditures at ExxonMobil.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to me at 323 Morning Sun Trail, Corrales, NM 87048.

A commitment from ExxonMobil to prepare this report would allow this resolution to be withdrawn

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

I believe that this proposal is in the best interest of ExxonMobil and its shareholders.

Sincerely,

Martha Burk

Martha Burk, Ph.D.

Report on Anti-Discrimination Efforts at Exxon Mobil

Whereas,

Exxon Mobil has a strong anti-discrimination statement, which states in part:

"ExxonMobil's policy on discrimination is clear and straightforward. Our all-inclusive, intentionally broad policy prohibits any form of discrimination or harassment, in any company workplace, anywhere in the world - and this policy applies equally to employees, supervisors, contractors, or anyone else in the company's employ."

Yet the company's anti-discrimination statement is not so clear and straightforward, when it comes to expending company funds for sponsorships and executive perks with institutions that do not comply with the clear intent of ExxonMobil's anti-discrimination statement.

ExxonMobil is :a lead sponsor of the Masters Golf Tournament, owned by and held at Augusta National Incorporated, an organization that explicitly excludes women from membership.

Resolved,

Shareholders request the Board of Directors to conduct a special review of the company's anti-discrimination statement as it pertains to corporate sponsorships and executive perks and publish a summary report. This report shall address the following questions:

1) What company funds are presently expended on corporate sponsorships and executive perks, like country club memberships and entertainment at or in conjunction with institutions that discriminate against groups protected by the company's anti-discrimination statement?
2) Would the company sponsor an event held at a venue that barred African-Americans, Jews or homosexuals from membership?
3) How is the company's anti-discrimination statement to be applied to decisions concerning sponsorships and executive perks?

The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders upon request no later than December 1, 2007.

Supporting Statement

ExxonMobil's strong anti-discrimination statement demonstrates a commitment to workplace diversity, inclusion and opportunity. Failing to extend the reach of this statement to corporate sponsorships and executive perks undermines our company's laudable aspirations. Club memberships are more than about recreation, they are places where important business is conducted. Excluding people from these networking opportunities and decision-making venues on the basis of gender, race, religion or sexual orientation, denies equal opportunity on the basis of discriminatory practice.

Would our company sponsor an event at a club that explicitly barred African-Americans or Jews from membership? If the answer is "no," then why would we sponsor events at institutions that explicitly bar women? ExxonMobil has made public statements that the company draws a distinction between race and gender, which is a harmful message for our employees, customers, and potential investors that the company does not value all of its employees equally. Event sponsorships at venues that discriminate against women also send a message to customers, employees, and potential investors that gender discrimination is not taken seriously by ExxonMobil

ExxonMobil has many talented women in high-ranking positions. Why shouldn't these women in their own right be able to avail themselves of the networking opportunities that come with club membership, rather than having to be invited into these settings by a male colleague, who because of his gender alone is eligible for membership?

Our company rightly extends coverage of its anti-discrimination statement to contractors. Why not then also to sponsorships and executive perks purchased with shareholder funds?

Please join us in assuring that the ExxonMobil logo stands for the highest standards of anti-discrimination and human dignity wherever is it displayed and vote FOR this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2006

VIA UPS - OVERNIGHT DELIVERY

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, NM 87048

Dear Dr. Burk:

This will acknowledge receipt of the proposal concerning a corporate sponsorships report, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

In addition, we note that your proposal contains 547 words. Our word counting methodology was to start with the first word in the title, "Report," and end with the word "proposal." We counted hyphenated words as two words. The included date, "December 1, 2007," was counted as one word. Rule 14a-8(d) Question 4 requires that the proposal, including any accompanying supporting statement, may not exceed 500 words.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

You indicate in your transmittal letter that you will be acting as lead filer for an expected group of co-filers of this proposal. In light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/15/06 01:22 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195177255

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 15-December-2006 / 10:28 AM
Driver Release Location: PORCH

Shipment Detail

Ship To:
Ms. Martha Burk
Ms. Marth Burk
323 Morning Sun Trail
CORRALES
NM
870489645
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195177255
Reference Number 1:	0137/6401

____2@@2@@2p8nK01qtXhMAXgOgrnc67hpXIlnh6nuMrg5n6____

"Martha Burk, Ph.D." <martha@marthaburk.org>

12/18/06 12:56 PM

Please respond to martha@marthaburk.org

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject Revised shareholder resolution

Attached the shareholder resolution "Report on Anti-Discrimination Efforts at Exxon Mobil," revised to comply with the 500 word count requirement. The word count is 496, observing the conventions outlined in your letter of December 14.

Please acknowledge the receipt of this email and accompanying attachment with the date and time received.

Thank you,

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, NM 87048
505-792-1480
cell 202-247-1300
martha@marthaburk.org

XOM2007Res.rtf

SHAREHOLDER RELATIONS

DEC 1 8 2006

NO. OF SHARES ________________
COMMENT: ________________
ACTION: ________________

Report on Anti-Discrimination Efforts at Exxon Mobil

Whereas,

Exxon Mobil has a strong antidiscrimination statement, stating:

"ExxonMobil's policy on discrimination is clear and straightforward. Our all-inclusive, intentionally broad policy prohibits any form of discrimination or harassment, in any company workplace, anywhere in the world -- and this policy applies equally to employees, supervisors, contractors, or anyone else in the company's employ."

Yet ExxonMobil's antidiscrimination policy is not as straightforward regarding company expenditures for sponsorships and executive perks with institutions that don't comply with the clear intent of its antidiscrimination statement.

ExxonMobil is a lead sponsor of the Masters Golf Tournament, owned by and held at Augusta National Incorporated, an organization that explicitly excludes women from membership.

Resolved,

Shareholders request the Board of Directors conduct a special review of ExxonMobil's antidiscrimination statement as it pertains to corporate sponsorships and executive perks and publish a summary report addressing the following:

1) What company funds are presently expended on corporate sponsorships and executive perks, like country club memberships and entertainment at or in conjunction with institutions that discriminate against groups protected by the company's antidiscrimination statement?
2) Would the company sponsor an event held at a venue barring African Americans, Jews or homosexuals from membership?
3) How is the company's antidiscrimination statement applied to decisions concerning sponsorships and executive perks?

The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders upon request no later than December 1, 2007.

Supporting Statement

ExxonMobil's strong antidiscrimination statement demonstrates a commitment to workplace inclusion and opportunity. Failing to apply this statement to corporate sponsorships and executive perks undermines these laudable aspirations. Club memberships are more than about recreation, they are places where important business is conducted. Excluding people from these networking opportunities and decisionmaking venues on the basis of gender, race, religion or sexual orientation is a discriminatory practice denying equal opportunity.

Would ExxonMobil sponsor an event at a club explicitly barring African Americans or Jews from membership? If the answer is "no," then why would we sponsor events at institutions that explicitly bar women? ExxonMobil has made public statements that the company draws a distinction between race and gender, which is a harmful message for our employees, customers, and potential investors that the company does not value all of its employees equally. Event sponsorships at venues that discriminate against women also sends a message that gender discrimination is not taken seriously by ExxonMobil.

ExxonMobil has many talented women in high ranking positions. These women should in their own right be able to avail themselves of the networking opportunities that come with club membership, rather than having to be invited into these settings by male colleagues, who because of gender alone are eligible for membership.

Our company rightly extends coverage of its antidiscrimination statement to contractors. Why not also to sponsorships and executive perks purchased with shareholder funds?

Please join us in assuring that the ExxonMobil logo stands for the highest standards of antidiscrimination and vote FOR this proposal.

charles SCHWAB

12115 Visionary Way
Fishers, IN 46038

SHAREHOLDER RELATIONS

JAN 16 2007

NO. OF SHARES________
COMMENT:________
ACTION:________

January 4, 2007

Martha G. Burk
323 Morning Sun Trail
Corrales, NM 87048

RE: Schwab Account # 51992636, Martha G. Burk GST Exempt Trust

Dear Ms. Burk:

This letter is intended to confirm information regarding the above referenced account at Charles Schwab & Co. Inc.

I am pleased to confirm that your account currently holds 2435 shares of Exxon Mobil Corporation, XOM, with a current approximate value of $179,021.20. I can further confirm that the shares of XOM have been held in this account continuously for more than one year, as the shares were received in this account on 03/29/2004.

We appreciate this opportunity to serve you. If you have any questions or concerns regarding your account, please contact us any time at 1-800-435-4000.

Sincerely,

Anne De Reu
Sr. Registered Representative & Research Analyst
Charles Schwab & Co. Inc.

CC: File

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, New Mexico 87048

January 29, 2007
Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F. Street N.E.
Washington, D.C. 20549

Re: ExxonMobil Correspondence of January 18, 2007
Securities and Exchange Act of 1934 – Section 14(a): Rule 14a-8
Omission of Shareholder Proposal Regarding Corporate Sponsorships

Gentlemen and Ladies:

This letter is in reply to above referenced correspondence regarding a shareholder proposal for ExxonMobil's upcoming annual meeting, advising you that ExxonMobil intends to omit the proposal from the company's proxy material because the proponent (myself) failed to establish eligibility to submit the proposal.

The proposal in question "Report on Anti-Discrimination Efforts at ExxonMobil," was presented last year and garnered 8.3% of the vote, thus qualifying it for submission for this year's proxy. Proof of ownership was submitted at that time, and reaffirmed in the cover letter sent with this year's proposal submitted on December 12, 2006. As ExxonMobil has stated in the above referenced correspondence, a letter from the broker affirming ownership was not resubmitted on December 12, but was submitted in a timely manner, though not within the 14 day deadline due to delays in receiving the information from the broker. (See attached material). Revision of the proposal to conform to the word count requested by the company was submitted by the deadline.

It seems clear from the history of this proposal and the current correspondence that company officials knew I was qualified to submit the proposal at the time it was submitted, and the decision not to include it in the proxy is arbitrary and unwarranted. I respectfully request that you rule that this proposal be included in the ExxonMobil proxy material for the 2007 shareholder meeting.

Sincerely,

Martha Burk

Martha Burk, Ph.D.
505-792-1480

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Corporate Sponsorships

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Martha Burk, Ph.D., and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proponent failed to establish eligibility to submit the proposal. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal was originally dated December 12, 2006, and was received in our office on December 13, 2006. By letter dated December 14, 2006 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proposal exceeded the 500 word limitation of Rule 14a-8(d) and that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

With respect to eligibility, our letter of December 14 specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date the proponent submits a proposal. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent must provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. As required by Rule 14a-8(f), we also advised the proponent that a response adequately correcting the identified problems must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our letter. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of deficiencies was delivered to the proponent on December 15, 2006. The 14th day after that date was December 29.

On December 18, 2006, the proponent emailed a revised proposal (included in Exhibit 1) with a reduced word count. However the proponent did not furnish proof of ownership until January 16, 2007, when the proponent faxed a letter (included in Exhibit 1) from the proponent's broker.

This electronic transmission was over two weeks after the applicable deadline. The proposal may therefore be omitted under Rule 14a-8(f).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James E. Parsons/clh

James Earl Parsons

JEP/clh
Enclosures

Martha Burk, Ph.D.
323 Morning Sun Trail
Corrales, New Mexico 87048

December 12, 2006

Via Federal Express - Overnight Delivery

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Hubble:

As an ExxonMobil shareholder, I continue to be deeply concerned that our company advance its anti-discrimination goals, as articulated in the company anti-discrimination statement, in all ways. Corporate practices regarding company sponsorships and executive compensation, including perks and entertainment, play a key role in advancing or retarding the company's goal of racial and gender parity. Shareholders need to have a better understanding of how these goals are served through company expenditures. As a part of its deepening commitment to workplace diversity, I would like ExxonMobil to be a leader in publicly disclosing key information regarding company expenditures at or in conjunction with venues that discriminate against any group protected by the company's anti-discrimination statement.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 2435 shares of ExxonMobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am the lead filer of this proposal, which I expect will be co-filed by others. The proposal asks the Board of Directors to prepare a report on the expenditure of company funds for sponsorships and executive perks, including entertainment at or in conjunction with venues with policies or practices of discrimination, and to provide background context by commenting on recent trends in such expenditures at ExxonMobil.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to me at 323 Morning Sun Trail, Corrales, NM 87048.

A commitment from ExxonMobil to prepare this report would allow this resolu SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

I believe that this proposal is in the best interest of ExxonMobil and its shareholders.

Sincerely,

Martha Burk

Martha Burk, Ph.D.

Report on Anti-Discrimination Efforts at Exxon Mobil

Whereas,

Exxon Mobil has a strong anti-discrimination statement, which states in part:

"ExxonMobil's policy on discrimination is clear and straightforward. Our all-inclusive, intentionally broad policy prohibits any form of discrimination or harassment, in any company workplace, anywhere in the world - and this policy applies equally to employees, supervisors, contractors, or anyone else in the company's employ."

Yet the company's anti-discrimination statement is not so clear and straightforward, when it comes to expending company funds for sponsorships and executive perks with institutions that do not comply with the clear intent of ExxonMobil's anti-discrimination statement.

ExxonMobil is a lead sponsor of the Masters Golf Tournament, owned by and held at Augusta National Incorporated, an organization that explicitly excludes women from membership.

Resolved,

Shareholders request the Board of Directors to conduct a special review of the company's anti-discrimination statement as it pertains to corporate sponsorships and executive perks and publish a summary report. This report shall address the following questions:

1) What company funds are presently expended on corporate sponsorships and executive perks, like country club memberships and entertainment at or in conjunction with institutions that discriminate against groups protected by the company's anti-discrimination statement?
2) Would the company sponsor an event held at a venue that barred African-Americans, Jews or homosexuals from membership?
3) How is the company's anti-discrimination statement to be applied to decisions concerning sponsorships and executive perks?

The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders upon request no later than December 1, 2007.

Supporting Statement

ExxonMobil's strong anti-discrimination statement demonstrates a commitment to workplace diversity, inclusion and opportunity. Failing to extend the reach of this statement to corporate sponsorships and executive perks undermines our company's laudable aspirations. Club memberships are more than about recreation, they are places where important business is conducted. Excluding people from these networking opportunities and decision-making venues on the basis of gender, race, religion or sexual orientation, denies equal opportunity on the basis of discriminatory practice.

charles SCHWAB

12115 Visionary Way
Fishers, IN 46038

SHAREHOLDER RELATIONS

January 4, 2007

JAN 16 2007

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

Martha G. Burk
323 Morning Sun Trail
Corrales, NM 87048

RE: Schwab Account # 51992636, Martha G. Burk GST Exempt Trust

Dear Ms. Burk:

This letter is intended to confirm information regarding the above referenced account at Charles Schwab & Co. Inc.

I am pleased to confirm that your account currently holds 2435 shares of Exxon Mobil Corporation, XOM, with a current approximate value of $179,021.20. I can further confirm that the shares of XOM have been held in this account continuously for more than one year, as the shares were received in this account on 03/29/2004.

We appreciate this opportunity to serve you. If you have any questions or concerns regarding your account, please contact us any time at 1-800-435-4000.

Sincerely,

Anne De Reu
Sr. Registered Representative & Research Analyst
Charles Schwab & Co. Inc.

CC: File

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal asks the board to prepare a report on the expenditure of company funds for sponsorships and executive perks, including entertainment at or in conjunction with venues with policies or practices of discrimination.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of ExxonMobil's request, documentary support evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END